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                            July 3, 2023

       Randy Hyzak
       Executive Vice President and Chief Financial Officer
       Las Vegas Sands Corp.
       5500 Haven Street
       Las Vegas, NV 89119

                                                        Re: Las Vegas Sands
Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 3,
2023
                                                            Form 8-K filed
January 25, 2023
                                                            File No. 001-32373

       Dear Randy Hyzak:

               We have reviewed your April 6, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 23, 2023 letter.

       Form 10-K for the year ending December 31, 2022

       Form 8-K filed January 25, 2023
       Exhibit 99.1
       Non-GAAP Measures, page 6

   1. We note your response to comment 2. We believe your adjustments for hold-normalized casino revenue and
expense to arrive at consolidated hold-normalized adjusted property
                                                        EBITDA, hold-normalized
adjusted property EBITDA for Macao Operations and Marina
                                                        Bay Sands, and
hold-normalized adjusted net loss from continuing operations attributable to LVS are inconsistent
with Question 100.04 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations. Please revise to remove the non-GAAP measures that include
adjustments for hold-normalized casino revenue and expense.
 Randy Hyzak
Las Vegas Sands Corp.
July 3, 2023
Page 2

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRandy Hyzak                          Sincerely,
Comapany NameLas Vegas Sands Corp.
                                                       Division of Corporation
Finance
July 3, 2023 Page 2                                    Office of Real Estate &
Construction
FirstName LastName